UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-31609
TELKOM SA LIMITED
New York Stock Exchange, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
+(27)(12)311-3566
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares, each representing four (4) ordinary shares, par value R10 per share Ordinary shares, par value R10 per share*

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐   17 CFR 240.12d2-2(a)(1)
☐   17 CFR 240.12d2-2(a)(2)
☐   17 CFR 240.12d2-2(a)(3)
☐   17 CFR 240.12d2-2(a)(4)
☐   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Telkom SA Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

TELKOM SA LIMITED
By:	/s/ PETER GILL NELSON
Name : PG Nelson
Title : Chief Financial Officer
Date : August 17, 2009

1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.